UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71722W107

(CUSIP Number)

Steve R. Bailey

601 Union Street, Suite 3200

Seattle, WA 98101

Telephone: (206) 621-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,415 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 5,827,415 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,415 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS IX, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 5,827,416 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,827,416 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,827,416 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P and (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences Public Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLSP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Frazier Life Sciences XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. FHMLS XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James N. Topper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 20,952 shares (1)
	8.	Shared Voting Power 8,407,153 shares (1)
	9.	Sole Dispositive Power 20,952 shares (1)
	10.	Shared Dispositive Power 8,407,153 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,428,105 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P., (v) 12,596 shares of Common Stock held directly by James Topper, (vi) 3,912 shares of Common Stock held by Topper Group III LLC and (vii) 4,444 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of April 13, 2023. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. Dr. Topper is a manager of Topper Group III LLC and shares voting and investment power over the shares held by Topper Group III LLC.

(2)

Based on (i) 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023 and (ii) 4,444 shares of Common Stock that are issuable upon the exercise of options held directly by Dr. Topper that are exercisable within 60 days of April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Patrick J. Heron
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 14,937 shares (1)
	8.	Shared Voting Power 8,407,153 shares (1)
	9.	Sole Dispositive Power 14,937 shares (1)
	10.	Shared Dispositive Power 8,407,153 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,422,090 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of (i) 5,827,415 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., (ii) 1 share of Common Stock held directly by FHMLS IX, L.L.C., (iii) 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P., (iv) 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. and (v) 14,937 shares of Common Stock held by The Heron Living Trust 11/30/2004. FHMLS IX, L.P. is the general partner of Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Patrick J. Heron and James N. Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences IX, L.P. and FHMLS IX, L.L.C. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P. Mr. Heron is the co-trustee of The Heron Living Trust 11/30/2004 and has voting and investment power over the shares held by The Heron Living Trust 11/30/2004.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Albert Cha
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. James Brush
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 2,084,427 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 2,084,427 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,084,427 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.8% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 2,084,427 shares of Common Stock held directly by Frazier Life Sciences Public Fund, L.P. FHMLSP, L.P. is the general partner of Frazier Life Sciences Public Fund, L.P. and FHMLSP, L.L.C. is the general partner of FHMLSP, L.P. Patrick J. Heron, James N. Topper, Albert Cha and James Brush are the members of FHMLSP, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences Public Fund, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

1.	Name of Reporting Persons. Daniel Estes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States Citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 495,310 shares (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 495,310 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 495,310 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 495,310 shares of Common Stock held directly by Frazier Life Sciences XI, L.P. FHMLS XI, L.P. is the general partner of Frazier Life Sciences XI, L.P. and FHMLS XI, L.L.C. is the general partner of FHMLS XI, L.P. Patrick J. Heron, James N. Topper and Daniel Estes are the members of FHMLS XI, L.L.C. and therefore share voting and investment power over the shares held by Frazier Life Sciences XI, L.P.

(2)	Based on 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

CUSIP No. 71722W107

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) to Schedule 13D amends the statement on Schedule 13D filed on November 6, 2019 (the “Original Schedule 13D”), as amended on June 17, 2020, December 23, 2020, August 11, 2022 and May 5, 2023 (the “Prior Amendments”, and together with the Original Schedule 13D and this Amendment No. 5, the “Schedule 13D”) with respect to the Common Stock of Phathom Pharmaceuticals, Inc. (the “Issuer”), having its principal executive office at 100 Campus Drive, Suite 102, Florham Park, NJ 07932. Except as otherwise specified in Amendment No. 5, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 5 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

The Reporting Persons are filing this Amendment No. 5 to report a decrease in the percentage of the class beneficially owned by the Reporting Persons due to an increase in the aggregate number of outstanding securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)

FLS IX is the record owner of the FLS IX Shares. As the sole general partner of FLS IX, FHMLS IX, L.P. may be deemed to beneficially own the FLS IX Shares. As the sole general partner of FHMLS IX, L.P., FHMLS IX, L.L.C. may be deemed to beneficially own the FLS IX Shares. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FLS IX Shares.

FHMLS IX, L.L.C. is the record owner of the FHMLS IX, L.L.C. Share. As members of FHMLS IX, L.L.C., each of Topper and Heron may be deemed to beneficially own the FHMLS IX, L.L.C. Share.

FLSPF is the record owner of the FLSPF Shares. As the sole general partner of FLSPF, FHMLSP, L.P. may be deemed to beneficially own the FLSPF Shares. As the sole general partner of FHMLSP, L.P., FHMLSP, L.L.C. may be deemed to beneficially own the FLSPF Shares. As members of FHMLSP, L.L.C., each of Topper, Heron, Cha and Brush may be deemed to beneficially own the FLSPF Shares.

FLS XI is the record owner of the FLS XI Shares. As the sole general partner of FLS XI, FHMLS XI, L.P. may be deemed to beneficially own the FLS XI Shares. As the sole general partner of FHMLS XI, L.P., FHMLS XI, L.L.C. may be deemed to beneficially own the FLS XI Shares. As members of FHMLS XI, L.L.C., each of Topper, Heron and Estes may be deemed to beneficially own the FLS XI Shares.

Heron is the beneficial owner of the Heron Shares.

Topper is the beneficial owner of the Topper Shares.

The percentage of outstanding Common Stock of the Issuer, which may be deemed to be beneficially owned by each Reporting Person, is set forth on Line 13 of such Reporting Person’s cover sheet. For each Reporting Person other than Topper, such percentage was calculated based on the 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023.

Topper’s percentage was calculated based on (i) 43,602,984 shares of Common Stock that were outstanding as of March 30, 2023 as set forth in the Issuer’s Schedule 14A filed with the SEC on April 13, 2023 and (ii) 4,444 shares of Common Stock that are issuable upon the exercise of options held directly by Topper that are exercisable within 60 days of April 13, 2023.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2023	FRAZIER LIFE SCIENCES IX, L.P.
	By	FHMLS IX, L.P., its general partner
	By	FHMLS IX, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLS IX, L.P.

	By	FHMLS IX, L.L.C., its general partner
	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLS IX, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FRAZIER LIFE SCIENCES PUBLIC FUND, L.P.

	By:	FHMLSP, L.P., its General Partner
	By:	FHMLSP, L.L.C., its General Partner
	By:	/s/ Steve R. Bailey

Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLSP, L.P.

	By:	FHMLSP, L.L.C., its General Partner
	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLSP, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FRAZIER LIFE SCIENCES XI, L.P.
By FHMLS XI, L.P., its general partner
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLS XI, L.P.
By FHMLS XI, L.L.C., its general partner

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	FHMLS XI, L.L.C.

	By:	/s/ Steve R. Bailey
Steve R. Bailey, Chief Financial Officer

Date: May 5, 2023	By:	*
James Topper

Date: May 5, 2023	By:	*
Patrick Heron

Date: May 5, 2023	By:	**
Albert Cha

Date: May 5, 2023	By:	**
James Brush

Date: May 5, 2023	By:	***
Daniel Estes

Date: May 5, 2023	By:	/s/ Steve R. Bailey
Steve R. Bailey, as Attorney-in-Fact

*	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017.
**	This Schedule 13D was executed by Steve R. Bailey on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on August 16, 2021.
***	This Schedule 13D was executed by Steve R. Bailey on behalf of the individual listed above pursuant to a Power of Attorney, a copy of which was filed with the SEC on April 18, 2022.